Exhibit 99.1

PRESS RELEASE

AC Immune Third Quarter 2026 Financial and Corporate Update

Positive clinical and regulatory progress achieved across wholly-owned pipeline

●	ACI-7104 received FDA Fast Track designation, Investigational New Drug (IND) clearance, and reported positive Part 1 week-100 results from the Phase 2 VacSYn trial in Parkinson’s disease
●	Positive interim safety and tolerability results from the Phase 1 trial of NLRP3 inhibitor ACI-19764 in healthy volunteers
●	Lead candidate declared in Morphomer® small molecule program targeting intracellular alpha-synuclein (a-syn)
●	Further clinical data anticipated before year-end for ACI-7104 and early in 2027 for ACI-19764
●	Cash resources of CHF 73.9 million as of September 30, 2026, providing cash runway into Q1 2028

Lausanne, Switzerland, November 4, 2026 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharma company targeting the key pathologic misfolded proteins and pathways that drive neurodegenerative diseases, today provided financial and corporate updates for the quarter ended September 30, 2026.

Martin Zügel, Interim CEO of AC Immune SA, commented: “This quarter was an important period for AC Immune as we saw our pipeline of wholly-owned programs delivering positive clinical results. Our proprietary programs targeting a-syn have seen important developments including encouraging clinical results for ACI-7104 in Parkinson’s disease and the recent nomination of a lead small-molecule Morphomer® candidate drug which will now be entering preclinical development. Together with the initial hsCRP results in the Phase 1b trial to be reported in the early part of next year, we believe we are well positioned across our portfolio moving into 2027.”

Q3 2026 and Subsequent Highlights: Wholly-Owned Programs

ACI-7104: anti-a-syn active immunotherapy

●	Positive safety and immunogenicity results reported through week-100 in Part 1 of VacSYn, the ongoing Phase 2 trial evaluating ACI-7104 in patients with early-stage Parkinson’s disease.
●	Strong immunogenicity demonstrated, with 100% response rate after three immunizations, clear antibody penetration into the cerebrospinal fluid (CSF) and preliminary signals for target engagement.
●	Exploratory correlation analyses identified trends for a potential association between immunogenicity (antibody levels) and disease activity measures.
●	Data will be available before year-end on the characterization of ACI-7104-induced antibodies including their a-syn binding properties

●	Discussions with FDA regarding future development path planned for early 2027.
●	ACI-7104 also received FDA Fast Track designation and clearance of its Investigational New Drug (IND) application during the period.

Morphomer-a-syn small molecule program

●	Lead candidate Morphomer® small-molecule drug targeting a-syn has been selected.
●	In vitro results have confirmed its potent inhibition of a-syn aggregation. Early-stage results will be presented in due course at an upcoming scientific conference.
●	Preclinical development has now been initiated to take the candidate forward.

ACI-19764: small molecule, brain-penetrant NLRP3 inhibitor program

●	Results in healthy volunteers were reported from the Phase 1 clinical trial showing the compound was safe and well-tolerated across single and multiple ascending dose cohorts with confirmed CSF penetration.
●	Based on pharmacokinetic data, the therapeutic dose is expected to be ≤10mg once daily.
●	The development program continues in a Phase 1b trial evaluating ACI-19764’s anti-inflammatory activity in patients with cardiovascular disease risk (elevated hsCRP), with initial results expected early in 2027.

Corporate Governance

●	Mr. Tom Graney was elected to the Board of Directors at the Extraordinary General Meeting (EGM) held on October 2nd and will join the Audit and Finance Committee. After several years of service, Dr. Carl June stepped down from the Board of Directors and we thank him sincerely for his contribution and wish him well for the future.

Anticipated near-term news

Program	News	Expected in
ACI-7104 anti-a-syn active immunotherapy	characterization of ACI-7104-induced antibodies including a-syn binding properties	H2 2026
ACI-19764 NLRP3 inhibitor	Results from Phase 1b trial in patient cohort with elevated hsCRP	H1 2027

Analysis of Financial Statements for the Quarter Ended September 30, 2026

●	Cash Position: The Company had total cash resources of CHF 73.9 million (CHF 91.4 million as of December 31, 2025), composed of CHF 18.7 million in cash and cash equivalents and CHF 55.2 million in short-term financial assets. The Company’s cash resources are expected to provide sufficient capital to last into Q1 2028, excluding potential milestone payments.
●	Revenue: Total revenues for the three months ended September 30, 2026 and 2025 were CHF 3.2 million and CHF 0.9 million, respectively. The increase was due to the recognition of revenues under the Takeda arrangements, which include recognition of the additional consideration received for the AD4 Cohort in 2026.
●	R&D expenditures: R&D expenses for the three months ended September 30, 2026, were CHF 9.9 million, compared with CHF 13.1 million for the comparable period in 2025. The decrease was partly due to lower personnel and operational spend of CHF 2.2 million and a decrease of CHF 1.9 million in our discovery and preclinical programs following the restructuring in the prior year. These changes were offset by a net increase of CHF 1.0 million in our clinical programs.
●	G&A expenditures: G&A expenses were CHF 3.5 million in the three-month period ended September 30, 2026, compared to CHF 3.6 million for same period in 2025, reflecting a small decrease in personnel related expenses offset by other operational costs.
●	Financial result: The financial result was a gain of CHF 1.1 million for the three-month period ended September 30, 2026, compared with a gain of CHF 0.3 million for the comparable period in 2025. The change was primarily driven by more favorable exchange differences in the current quarter.
●	IFRS loss for the period: The Company had a net loss of CHF 8.8 million for the three-month period ended September 30, 2026, compared to CHF 15.9 million for the same period in 2025.

Ends

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Optimum Strategic Communications Nick Bastin, Joshua Evans, Aoife Minihan, Ben Cowe Phone: +44 (0) 20 4566 8543 Email: acimmune@optimumcomms.com

About AC Immune SA

AC Immune (NASDAQ: ACIU) is a clinical-stage biopharma company selectively targeting the key pathologic misfolded proteins and pathways that drive neurodegenerative diseases. Building on more than two decades of expertise in the field of misfolded proteins, AC Immune is advancing a diversified portfolio of disease-modifying active immunotherapies and small molecule approaches.

AC Immune’s wholly-owned pipeline includes its lead program, ACI-7104, in Phase 2 development for early Parkinson's disease (PD), a progressive neurodegenerative disease affecting c.10 million people worldwide with no approved disease-modifying therapies today. By targeting misfolded alpha-synuclein, a key driver of PD progression, ACI-7104 aims to slow, or halt, the spread of the disease throughout the brain before irreversible neurological damage occurs. The Company is also advancing ACI-19764, an NLRP3 inflammasome inhibitor in Phase 1, and a preclinical intracellular small molecule alpha-synuclein program.

AC Immune has built one of the most extensively validated neurodegenerative disease pipelines in biotech, including three active immunotherapies with FDA Fast Track designation, and programs being developed in collaboration with three of the world’s leading pharmaceutical companies. These collaborations provide external validation of the Company's science, targets and proprietary platforms while contributing substantial non-dilutive funding, more than $4.5 billion in potential milestone payments, and future royalty opportunities. By combining deep expertise in protein misfolding with differentiated technology platforms and clinically validated targets, AC Immune is advancing a new generation of disease-modifying therapies for neurodegenerative diseases, aiming to make a real difference for patients.

All trademarks used or mentioned in this release are protected by law. The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	September 30,	December 31,
	2026	2025
Assets
Non-current assets
Property, plant and equipment	1,751	1,989
Right-of-use assets	3,850	4,540
Intangible asset	50,416	50,416
Long-term financial assets	585	584
Total non-current assets	56,602	57,529

Current assets
Prepaid expenses	4,631	3,972
Accrued income	158	360
Other current receivables	3,905	978
Short-term financial assets	55,186	64,617
Cash and cash equivalents	18,726	26,795
Total current assets	82,606	96,722
Total assets	139,208	154,251

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	2,268	2,253
Share premium	484,148	481,863
Treasury shares	(213)	(218)
Currency translation differences	(5)	7
Accumulated losses	(459,254)	(439,021)
Total shareholders’ equity	26,944	44,884

Non-current liabilities
Long-term deferred income	1,507	—
Long-term deferred contract revenue	732	2,339
Long-term lease liabilities	3,051	3,689
Net employee defined benefit liabilities	9,312	8,646
Total non-current liabilities	14,602	14,674

Current liabilities
Trade and other payables	832	2,068
Accrued expenses	8,382	8,067
Short-term deferred income	1,292	—
Short-term deferred contract revenue	86,310	83,706
Short-term lease liabilities	846	852
Total current liabilities	97,662	94,693
Total liabilities	112,264	109,367
Total shareholders’ equity and liabilities	139,208	154,251

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2026	2025	2026	2025
Revenue
Contract revenue	3,244	939	19,476	3,235
Total revenue	3,244	939	19,476	3,235

Operating expenses
Research & development expenses	(9,853)	(13,071)	(32,074)	(45,813)
General & administrative expenses	(3,522)	(3,567)	(11,236)	(11,900)
Other operating income/(expense), net	330	—	437	21
Restructuring expenses, net	—	(467)	—	(467)
Total operating expenses	(13,045)	(17,105)	(42,873)	(58,159)
Operating loss	(9,801)	(16,166)	(23,397)	(54,924)

Financial income	280	366	679	1,512
Financial expense	(59)	(46)	(185)	(149)
Exchange differences	830	(12)	1,225	(2,513)
Finance result, net	1,051	308	1,719	(1,150)

Loss before tax	(8,750)	(15,858)	(21,678)	(56,074)
Income tax expense	—	—	—	—
Loss for the period	(8,750)	(15,858)	(21,678)	(56,074)
Loss per share:
Basic and diluted loss per share for the period attributable to equity holders	(0.13)	(0.16)	(0.21)	(0.56)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2026	2025	2026	2025
Loss for the period	(8,750)	(15,858)	(21,678)	(56,074)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences:	(14)	(1)	(12)	8
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	—	2,741	—	2,741
Other comprehensive income/(loss)	(14)	2,740	(12)	2,749
Total comprehensive loss, net of tax	(8,764)	(13,118)	(21,690)	(53,325)